Mail Stop 3561

      							July 18, 2005


Via U.S. Mail

Mr. Aviv Boim
Chief Financial Officer
Orckit Communications Ltd.
126 Yigal Allon Street
Tel Aviv 67443
Israel

	Re:	Orckit Communications Ltd
      Form 20-F for the Year Ended December 31, 2004
		File No. 000-28724

Dear Mr. Boim:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the Year Ended December 31, 2004

Financial Statements and Notes

Consolidated Statements of Operations, page F-4

1. We note from the fourth paragraph of page 19 that you ceased Spediant System (ADSL) operations in 2004, and that you have recorded fixed asset impairment of $1.8 million in your ADSL product line. In that regard, explain to us why you did not report discontinued operations in accordance with SFAS 144 or revise.

Note 3. Severance Pay, page F-13

2. We note from the third paragraph that the liability associated with the retirement of your employees are not reflected in the balance sheets since the amounts funded are not under the control and management of the Company. Explain to us your basis of not recording any minimal liability related to your pension plan in accordance with
SFAS 87.

3. Tell us and disclose your accounting policy for your retirement obligations.
Note 5. Royalty Commitment, page F-15

4. In future filings, clarify your disclosure about your contingent royalty obligations to the Government of Israel. Disclose and explain to us how and when these contingencies become payable and are recorded in your financial statements.
Note 6. Shareholders` Equity, page F-16
Exercise of Options
5. We note that in 2003, you issued 600,000 ordinary shares to your employees under the `Orckit Communications Ltd. 2003 Subsidiary Employee Share Incentive Plan` with no consideration. We also note that the shares vest over a period of three years and they may be exchanged at any time by the Company, in its discretion, for a number of options to purchase shares of the applicable subsidiary. You disclosed that during 2003, 60,000 of the shares were forfeited and
540,000 shares were exchanged to options to purchase shares of subsidiaries and that you applied variable accounting to the Plan until the exchange. Please address the following comments.
a. Note that if the only uncertainty about the number of shares to be awarded relates to forfeitures, the measurement date related to the compensation for the shares issued would be the grant date, assuming the service will be rendered. Advise us if your Plan has performance conditions other than employee service that make it a variable Plan, which requires variable accounting treatment. Addressing the relevant accounting literature, explain your basis for variable accounting to the Plan until the exchange.
b. We note that the fair market value of a subsidiary`s share is zero at the grant date and that the exercise price of the option granted to purchase the share is also zero. We also note that you did not recognize any compensation expense upon the exchange. Your accounting suggests that there was no incremental expense recognized upon the exchange of the awards. It also suggests that your subsidiary share has a fair market value equal to that of your ordinary share at the grant date, but not zero as you indicated. Please explain your accounting on the exchange of the awards and revise your disclosures, as appropriate.
c. Tell us and disclose the vesting period of the subsidiary share options granted.

Note 9 - Supplementary Financial Statement Information
g. Deferred income, page F-24

6. Refer to Note 9g on page F-24, which indicates that you
reported
deferred revenues on your balance sheet net of applicable product,
PCS, warranty and other costs.   Describe these applicable product
costs and any right of setoff that might exist. See FIN 39 and explain to us why these deferred revenues are reported on a net basis. Otherwise, please revise.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Andrew Mew, Staff Accountant, at (202) 551-
3377
or Joseph Kempf, Senior Staff Accountant, at (202) 942-1979 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



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Mr. Aviv Boim
Orckit Communications Ltd.
July 18, 2005
Page 1